Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2023

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 16, 2023, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: June 16, 2023	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – June 16, 2023

Aegon provides update on coupon calculation for Perpetual Capital Securities

Aegon N.V. (Aegon) today announces that the calculation agent and the trustee have confirmed their intention to operate according to the provisions described in clause 5(c) and 5(e) of the terms and conditions of the USD Perpetual Capital Securities (ISIN: NL0000116168) (the Securities) to determine the coupon rate on the next interest determination date, on or around July 13, 2023.

To the extent that the calculation agent is unable to procure quotes from swap dealers as required pursuant to the terms and conditions of the Securities, the trustee has confirmed its intention to determine, or suggest a methodology to calculate, the coupon rate in such manner as it shall deem fair and reasonable subject to and in accordance with Condition 5(e).

The coupon rate and the coupon amount calculated by the calculation agent or the trustee will be communicated by Aegon in due course. Aegon expects that for the determination dates that come after July 13, 2023, the calculation agent will apply the same calculation methodology as determined by the trustee on or around July 13, 2023.

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager. Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts
Media relations	Investor relations
Richard Mackillican	Jan Willem Weidema

+31(0) 6 27 41 15 46	+31(0) 70 344 8028
richard.mackillican@aegon.com	janwillem.weidema@aegon.com

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